The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 OCT 29 AM 9:01

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.


02055591

By Airmail

21st October, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 11th October, 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a)   an announcement dated 21st October 2002 confirming that, as at 17th October 2002, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

REGISTERED OFFICE 4 TENTERDEN STREET LONDON W1A 2AY REGISTERED IN ENGLAND NO. 229231


The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/47

Company Announcements Office,   21st October, 2002.
London Stock Exchange.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 18th October 2002 and received on 21st October 2002, that, as at 17th October 2002, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

REGISTERED OFFICE 4 TENTERDEN STREET LONDON W1A 2AY REGISTERED IN ENGLAND NO. 229231